Norske Skog

RECEIVED

2007 FEB 22 A 10: 02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE No.: 82-5226

Skogn, 09 February, 2007

07021231

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
USA

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Norske Skogindustrier ASA

SUPPL

Ladies and Gentlemen:

I refer to the above referenced exemption pursuant to Rule 12g3-2(b) (the "*Rule*") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Norske Skogindustrier ASA.

I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act the following materials:

(1) *Q4 2006 Press release, BOD's report and figures and presentation, dated Feb 07, 2007*

(2) *Message to Oslo Stock Exchange: Norske Skog planning property demerger, dated Feb 07, 2007*

(3) *Message to Oslo Stock Exchange: New bond issue, dated Feb 07, 2007*

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,
Norske Skogindustrier ASA

Oddrunn Ringstad

Oddrunn Ringstad

PROCESSED

FEB 23 2007

THOMSON
FINANCIAL

2/22

Norske Skogindustrier ASA

Oksenøyveien 80 Postboks 329 1326 Lysaker Foretaksregisteret: NO 911 750 961 MVA	Telefon: 67 59 90 00 Telefaks: 67 59 91 81	Oksenøyveien 80 P.O.Box 329 N-1326 Lysaker, Norway Register of business enterprises: NO 911 750 961 VAT	Telephone: +47 67 59 90 00 Telefax: +47 67 59 91 81

Notification to the Oslo Stock Exchange

Norske Skog, Q4 2006

Gross operating earnings before special items came to NOK 1 287 million for Q 4 2006, compared with NOK 1 322 million for Q 3 2006. The corresponding figure for the full year was NOK 4 704 million as against NOK 4 006 million in 2005. Net earnings after special items, tax and minorities were NOK 245 million for Q 4, and a net loss of NOK 2 809 million for the year as a whole. Results reported earlier for Q 3 2006 have been corrected by NOK 224 million.

Correction of a third-quarter provision

A provision of NOK 600 million was made in the third quarter of 2006 in connection with demanning. The demanning programme is proceeding as planned, but new calculations indicate that this provision was too large. In addition, roughly NOK 60 million of the original amount has been reversed because the expense concerned does not qualify under IFRS as a provision in 2006. This expense will mainly be incurred during 2007.

Earnings for the third quarter have accordingly been restated by a reduction of NOK 224 million in the provision to NOK 376 million. The correction has no significance for the segment accounts.

Fourth-quarter accounts

With the exception of Europe magazine paper, operating earnings were virtually unchanged for most of the segments from the third quarter. Earnings for Europe magazine paper declined by NOK 55 million from the third quarter owing to lower prices for coated grades and slightly higher maintenance costs. Net operating earnings were a slight improvement on the third quarter because of a NOK 99 million reduction in depreciation. This reflects a reassessment of the remaining economic life of Norske Skog's facilities.

Cash flow after financial items paid and tax paid in the fourth quarter amounted to NOK 673 million, a decline of NOK 592 million from the previous three-month period. The usual seasonal reduction in stocks occurred, but was offset by a number of special conditions relating to working capital and paid financial items which amounted to roughly NOK 500 million.

Accounts for full year 2006

Operating revenues for the full year amounted to NOK 28.8 billion, compared with NOK 25.7 billion for 2005. This increase largely reflects the fact that PanAsia was treated as a wholly-owned subsidiary for the whole of 2006, while it was owned 50% for most of 2005. EBITDA before special items increased by roughly NOK 700 million. With the exception of Australasia, demand developed positively on the whole in the geographical regions where Norske Skog has its sales. Price increases were implemented for newsprint in Europe, South America and Australia. Overcapacity in China resulted in very low prices, and prices for magazine paper in Europe were also low.

The previously announced improvement programme is on schedule. EBITDA improved by roughly NOK 400 million compared with 2005 as a result of measures already implemented. The plan involves a restructuring of operations, demanning, productivity improvement measures and cost reductions in procurement, energy, sales and logistics.

The board has proposed an unchanged dividend of NOK 5.50 per share.

"Major changes which will have long-term effects for Norske Skog characterised 2006," says chief executive Christian Rynning-Tønnesen. "The company got a new corporate management and a

changed organisational structure, an extensive turnaround was launched, we closed five paper machines and resolved to transfer one of these to Brazil."The turnaround is intended to add NOK 3 billion to profits by the end of 2008. With the commitment now being made by the whole organisation, I am very optimistic about reaching our target."

Outlook for 2007

Newsprint prices will be increased in Europe and New Zealand, while some pressure on prices can be expected in most other markets. A price increase for magazine paper in Europe could be possible in the second half. There is a risk of increased prices for raw materials, but a strong focus on the improvement programme should yield better results for 2007 than in 2006.

Oxenøen, 6 February 2007

Norske Skog

Corporate communication

Further information from:

Media: Tom Bratlie, vice president communications, Norske Skog, tel: +47 67 59 93 34 or +47 90 52 19 04

Financial market: Jarle Langfjæran, vice president investor relations, Norske Skog, tel: +47 67 59 93 38 or +47 90 97 84 34

Presentation/Webcast

A presentation and live webcast will take place at Norske Skog's head office at Oxenøveien 80, Lysaker, at 1:30 PM CET today. Further information about this event can be found on Norske Skog's web site www.norskeskog.com, under the link to Investor Relations.

82-5226
07.02.2007

Norske Skog

Board of director's report for the fourth quarter of 2006

- Gross operating earnings before special items: NOK 1 267 million (Q3 06: NOK 1 322 million); net operating earnings before special items: NOK 538 million (Q3 06: NOK 495 million).
- High level of activity in the improvement programme, with improvements of about NOK 400 million captured at the end of fourth quarter.
- Good market prospects for newsprint in Europe during 2007, but the market remains difficult for magazine paper in Europe and newsprint in China.
- The board proposes an unchanged dividend of NOK 5.50 per share for 2006.

Key figures, group – IFRS:

	Q4/06	Q3/06*	Q4/05	2006	2005
Operating revenues NOK mill	7 719	7 192	7 107	28 827	25 726
Gross op earnings NOK mill	1 296	840	813	4 007	3 950
Gross operating margin %	16.8	11.7	11.4	13.9	15.4
Net op earnings/(loss) NOK mill	567	(3 252)	(194)	(2 527)	630
Net operating margin %	7.3	(45.2)	(2.7)	(8.8)	2.4
Pre-tax earnings/(loss) NOK mill	318	(3 779)	(1 127)	(3 480)	(1 004)
Net earnings/(loss) NOK mill	200	(3 025)	(997)	(2 792)	(854)
Earnings per share NOK	1.06	(15.98)	(5.75)	(14.75)	(5.98)
Cash flow NOK mill	673	1 265	1 027	2 763	3 061
Cash flow per share NOK	3.56	6.68	5.92	14.60	21.42
Return on capital employed %	5.9	(8.2)	2.4	(6.2)	2.8
Deliveries 1 000 t	1 589	1 516	1 473	6 106	5 437
Production 1 000 t	1 520	1 542	1 428	6 078	5 503

* A provision of NOK 600 million was made in the third quarter of 2006 in connection with demanning. New calculations indicate that this figure was too high, partly because demanning can be achieved at a lower cost than expected. In addition, some NOK 60 million of the provision has been reversed because the expected expense does not qualify as a provision under IFRS in 2006, and will instead be mainly incurred during 2007. The third-quarter result has accordingly been corrected through a reduction of NOK 224 million in the provision to NOK 376 million. This correction has no effect on the results of the individual segments or for Norske Skog's cash flow.

Operating earnings before IFRS-related value changes, provisions (including grid cost provision in Brazil) and impairment charges:

	Q4/06	Q3/06	Q4/05	2006	2005
Gross operating earnings before special items	1 267	1 322	925	4 704	4 006
Net operating earnings before special items	538	495	97	1 478	934

Profit and loss account group

Factors influencing comparison with results for earlier quarters

Norske Skog Pan Asia has been treated as a wholly-owned region from 18 November 2005, while it was previously recognised in the accounts through 50% consolidation. The Asian business was also affected by the start-up of the newsprint mill in Hebei during the third quarter of 2005, with regular depreciation commencing in September 2005.

Norske Skog Union was closed down in the first quarter of 2006. The mill produced 30 000 tonnes during this period, compared with 254 000 tonnes in the whole of 2005. PM1 at Norske Skog Tasman was closed down on 1 August. This machine had a nominal annual capacity of 130 000 tonnes, but overall capacity in the region has by and large been maintained by upgrading other paper machines in both New Zealand and Australia. PM 1 and PM 4 at Norske Skog Jeonju, with a combined capacity of 180 000 tonnes, were closed down in September 2006.

In accordance with IFRS, a new estimate has been made of the remaining economic life for all Norske Skog's mills. This has resulted in some extension to depreciation periods, such that annual depreciation has been reduced by roughly NOK 330 million. The change has been implemented with effect from the fourth quarter. Furthermore, depreciation in the fourth quarter for the Asia segment was slightly lower than in earlier quarters because of the impairment taken in the third quarter. Total depreciation for the fourth quarter of 2006 was NOK 99 million lower than in the previous quarter.

Gross and net operating earnings under IFRS in the fourth quarter of 2006 included the following special items:

- a gain of NOK 14 million relating to value changes for energy hedges, which has not been included in the segment results
- a cost item of NOK 45 million relating to pay and severance packages for Norske Skog Union employees
- a gain of NOK 60 million from reversing an earlier provision relating to a dispute over grid cost in Brazil, which has been incorporated like the earlier provision in earnings for the South America segment.

A specification of all non-operational items in earlier quarters is included elsewhere in the interim report.

Comparison between Q4 06 and Q3 06

Gross operating earnings before IFRS-related value adjustments, provisions and other special items in the fourth quarter were NOK 55 million lower than in the third quarter. This weakening in earnings derives primarily from the European magazine paper segment, and reflects lower prices for coated magazine paper and slightly higher maintenance costs. However, reduced depreciation means that net operating earnings in the fourth quarter were NOK 43 million higher than in the third quarter.

When comparing the two quarters, overall currency effects were small. The Norwegian krone was weaker on average in the fourth quarter than in the third, which had a positive impact. However, the Norwegian krone was considerably stronger at 31 December 2006 compared with 30 September 2006, which resulted in negative conversion differences on accounts receivable.

Comparison between Q4 06 and Q4 05

Gross operating earnings before all special items increased by NOK 381 million from the same period of last year. Excluding PanAsia and divested operations, the increase was NOK 248 million. Every segment showed higher operating earnings in the fourth quarter compared with the same period of 2005, with the biggest increase being in Europe newsprint.

Comparison between 2006 and 2005

Gross operating earnings before all special items in 2006 were almost NOK 700 million higher than in the year before. Excluding PanAsia and divested operations, the increase was NOK 203 million. Europe newsprint and South America showed substantial improvements in earnings, while results for Europe magazine paper and Australasia were weaker.

Financial items (NOK mill)

	Q4/06	Q3/06	Q4/05	2006	2005
Net interest exp	(254)	(261)	(187)	(982)	(733)
Interest hedging	14	(17)	24	7	23
Gain/(loss) currency	98	(243)	15	(17)	(76)
Other financial items	(107)	(15)	(49)	(163)	(97)
Total financial items	(249)	(536)	(197)	(1 155)	(883)

Currency gains in the fourth quarter totalled NOK 98 million. The stronger Norwegian krone at 31 December resulted in a gain on currency hedging, and part of the positive conversion difference on foreign currency debt has also been taken to the profit and loss account.

An expense of NOK 84 million has been included under other financial items in connection with the exercise of an option by Norske Skog to buy back the property at Oxenøveien 80 outside Oslo, where its head office is located. This property was previously owned by an investment company, with an associated lease. The cost has previously been recorded as a provision in the balance sheet and arose in connection with the transition from an operational to a financial lease in 2004.

Cash flow

Cash flow from operations, less financial expenses and taxes paid, totalled NOK 673 million in the fourth quarter, compared with NOK 1 265 million for the previous three-month period. The reduction in cash flow is a result of several factors. Operating capital increased by NOK 56 million despite a seasonal decrease in stock, and is due to a reduction in accounts payable and the reversal of the provision for grid cost in Brazil, which in total represents NOK 270 million. Negative cash flow effect from currency hedging represents a further NOK 180 million, while the profit and loos account showed a profit of NOK 98 million. Moreover, interest paid is approximately NOK 50 million higher than interest taken to costs.

Cash flow from operations for 2006 as a whole was NOK 2 763 million, compared to NOK 3 061 million in 2005. The reduction primarily reflects the effects in the fourth quarter mentioned above.

Balance sheet

Assets totalled NOK 45.2 billion at 31 December, a reduction of NOK 6.8 billion from the end of 2005. This reduction primarily reflects the sale of the shares in Catalyst Paper, ordinary depreciation which was higher than investment taken to the balance sheet, and impairment of fixed assets and goodwill. Currency changes through the year reduced assets by NOK 865 million, debt by NOK 694 million and equity by NOK 171 million during 2006.

Investment taken to the balance sheet totalled NOK 589 million in the fourth quarter and NOK 1 722 million for the full year. The most important items in 2006 were completion of the restructuring project in Australia and New Zealand, the transfer of the thermo-mechanical pulp (TMP) plant from Union to Norske Skog Follum, and an extensive conversion project at Norske Skog Saugbrugs.

In accordance with a decision by the board of Norske Skog, a provision of about NOK 1 billion has been made for estimated dismantling costs. Estimated residual values in the order of NOK 1 billion have also been calculated. These items balance each other out, and have insignificant effects on ordinary depreciation.

Net interest-bearing debt came to NOK 17.3 billion at 31 December, a reduction of roughly NOK 500 million from 30 September and NOK 1.3 billion from 31 December 2005.

The average maturity of long-term debt at 31 December was 5.4 years, and disposable liquidity – including undrawn lines of credit facilities – amounted to NOK 6.1 billion.

A new multicurrency credit facility totalling EUR 400 million, with a term of five years and three months, was established by Norske Skog in November. Its purpose was to refinance an undrawn credit facility of EUR 400 million from 21 October 2002, which was due to mature in 2007 and 2009. Like its predecessor, the new credit facility forms part of the group's liquidity reserve. A total of 19 banks participated in the new facility, which was oversubscribed by 40%.

Equity (excluding minority interests) at 31 December was NOK 18.1 billion, up by NOK 600 million from the previous quarter. It represented a reduction of NOK 3.8 billion from 31 December 2005, primarily reflecting impairment charges taken to the accounts in the third quarter. Gearing – net interest-bearing debt divided by equity – was 0.96 at 31 December.

Downgrading by Standard & Poor's

The Standard & Poor's rating agency in November downgraded Norske Skog's debt to BB+ "Stable Outlook" from BBB- "Negative Outlook". At the same time, Norske Skog's rating was removed from the "CreditWatch", where it had been placed on 20 October 2006. According to a press release from the agency, this change was made because Norske Skog had failed to meet the financial performance specified for the previous rating.

The change has no consequences for interest charges on Norske Skog's existing long-term debt or credit facilities.

Investment in Brazil

The board of Norske Skog resolved in December to transfer a paper machine from Union in Skien to Norske Skog Pisa in Brazil. This will boost the company's annual Brazilian production capacity from 185 000 tonnes to 385 000.

Costed at USD 210 million (about NOK 1.3 billion), the project will be financed by cash flow from operations. It will fall within the normal annual investment frame of NOK 1.5-2 billion. In addition to its transfer, the machine is to be upgraded and have its capacity increased. The project also covers necessary buildings and a new TMP line to boost output of wood pulp for paper-making. The supply of fibre has been secured through long-term agreements at advantageous prices. Once the new paper machine has been installed, the number of employees at the mill will increased by roughly 100 people. Subject to the necessary approvals being secured from the Brazilian authorities in the first half of 2007, the Union machine could be operational at Norske Skog Pisa by early 2009.
Brazilian newsprint consumption has risen by 5% per annum since 2003 and will top 500 000 tonnes this year. About two-thirds of this is imported. Norske Skog's profitability in the South America region is good, with a gross operating margin of 29% for 2006.

European Commission investigation concluded

Investigations were launched in May 2004 against Norske Skog and other paper manufacturers for alleged breaches of EU competition rules. The European Commission's competition authority announced in November that this inquiry had been completed and the case dismissed.

Plan to improve earnings

The plan aims to achieve an increase of NOK 3 billion in gross operating earnings for the Norske Skog group by the end of 2008, compared with the 2005 level and 2005 market and cost conditions. Roughly speaking, the plan comprises the following elements:

- Cost reductions based on restructuring the mill portfolio, with effects from the closure of Norske Skog Union largely realised in 2006. The remainder will primarily come in 2007.
- Demanning by 1 000 jobs in addition to more than 600 employees who have left as a result of implemented closures. Reductions at head office and regional offices have largely been completed, while the process is under way in the various business units. It is due for completion during 2008.
- Measures to improve productivity and cost reductions in procurement, energy optimisation, sales and logistics. Measures were originally identified in more than 40 areas, but a number of other improvement proposals have been made in the subsequent process which involves the business units. To the extent that improvement measures require investment, this will fall within the framework of normal capital spending by the group.

A team of productivity experts has carried out a design study at Norske Skog Jeonju. A pilot has since been carried out at Norske Skog Golbey, with good result. The program (Norske Skog Production Systems) will later be rolled out at the other mills.

The profit improvement programme is progressing as planned. Gross operating earnings for 2006 were positively affected by NOK 400 million compared with 2005 as a result of initiatives already implemented. Detailed plans exist at each business unit for implementing the programme, and these plans are incorporated in the group's system for performance measurement.

Performance-based remuneration is practised to a considerable extent in Norske Skog, and takes the form of bonus payments if specified targets are met. In connection with the plan to improve earnings, a special bonus programme will be established for all group employees. This programme will be based on the overall improvement in the group's earnings.

A proposition for a changed, long term incentive program for corporate management will be put to the annual general meeting.

Share developments

The Norske Skog share has become increasingly liquid in recent years, and a total of 262 million were traded during 2006. That represented a turnover rate of 1.36, which was slightly higher than in 2005. The foreign shareholding at 31 December was 67%, compared with 57% at 31 December 2005. It was in excess of 70% at 31 January.

At 31 December, the Norske Skog share price was marginally higher than a year earlier. Roughly speaking, the price fell in the first half and rose in the second. Including dividend, the share gave 6.6% return for 2006.

Health and safety

The lost-time injury (LTI) frequency per million working hours was 1.3 for the 12 months from 31 December 2005 to 31 December 2006. 7 of Norske Skog's 18 mills had zero injuries during the period. The LTI frequency for the calendar year 2005 was also 1.3.

Operations and market

Total deliveries from Norske Skog's mills in the fourth quarter were 4% up from the previous three months, reflecting a seasonal increase in European demand. Production and deliveries for the full year totalled just over six million tonnes, up by 10% and 12% respectively from the same period of last year. To achieve comparability, corrections must be made for factors relating to Asia, Norske Skog Union and Norske Skog Tasman. Taking these into account, overall volumes were roughly on a par with 2005.

Europe – newsprint

Key figures:

	Q4/06	Q3/06	Q4/05	2006	2005
Op revenues NOK mill	2 446	2 159	2 186	9 072	8 594
Gross op earnings NOK mill	466	465	309	1 742	1 321
Net op earnings NOK mill	244	223	37	768	274
Gross op margin %	19.1	21.5	14.1	19.2	15.4
Deliveries 1 000 t	567	508	568	2 176	2 235
Production 1 000 t	537	538	529	2 151	2 228
Production/capacity %	99	99	87	97	92

Gross operating earnings were on a par with the previous quarter, while net operating earnings rose as a result of lower depreciation owing to new estimates for remaining economic life. This reflects a sharp improvement in earnings compared with 2005 owing to higher prices and lower fixed costs following the closure of Norske Skog Union. These positive effects were countered to some extent by cost increases, primarily for energy.

Demand for standard and improved newsprint in Europe during 2006 rose by 1.9% from the preceding year. While demand remained virtually unchanged in the two biggest markets, Germany and the UK, it increased in most other countries and – as in earlier periods – particularly sharply in the former Eastern Bloc nations.

Europe – magazine paper

Key figures:

	Q4/06	Q3/06	Q4/05	2006	2005
Op revenues NOK mill	1 855	1 748	1 776	6 748	6 884
Gross op earnings NOK mill	226	277	220	933	1 089
Net op earnings NOK mill	80	106	93	282	446
Gross op margin %	12.2	15.8	12.4	13.8	15.8
Deliveries 1 000 t	338	318	334	1 247	1 300
Production 1 000 t	328	320	325	1 279	1 330
Production/capacity %	96	93	93	93	95

Norske Skog

Earnings were weak in the fourth quarter, reflecting lower prices for coated magazine paper as well as higher maintenance costs. As with Europe newsprint, depreciation was reduced.

Total demand for magazine paper in Europe increased by 2.5% in 2006 compared with the year before. Demand grew more strongly for uncoated (SC) than for coated magazine paper (CMR) through most of the year. It increased by 20% in the former Eastern Bloc, but this region accounts for only 10% of the total European market for magazine paper.

Asia

Key figures:

	Q4/06	Q3/06	Q4/05	2006	2005
Op revenues NOK mill	1 577	1 572	1 107	6 096	2 962
Gross op earnings NOK mill	290	272	170	1 072	522
Net op earnings NOK mill	110	84	23	327	149
Gross op margin %	18.4	17.3	15.4	17.6	17.6
Deliveries 1 000 t	397	406	281	1 562	763
Production 1 000 t	376	405	274	1 553	779
Production/capacity %	84	91	82	87	84

Earnings in Asia remained weak, despite a small improvement from the third quarter. The closure of PM 1 and PM 4 at Norske Skog Jeonju in Korea had a marginally positive effect in the fourth quarter. As in previous quarters, account must be taken when comparing with 2005 of the fact that PanAsia was consolidated 50% up to mid-November 2005 and that the new mill in China's Hebei province began production in July 2005 and was depreciated from that September.

In volume terms, 2006 was a good year in Asia. Preliminary figures show an increase of 3.5% in newsprint demand from 2005. The estimated increase in China was 7%, and the total annual market for newsprint passed three million tonnes.

Australasia

Key figures:

	Q4/06	Q3/06	Q4/05	2006	2005
Op revenues NOK mill	1 048	989	1 019	3 897	4 022
Gross op earnings NOK mill	246	240	164	719	804
Net op earnings/(loss) NOK mill	88	73	(39)	68	70
Gross op margin %	23.5	24.3	16.1	18.5	20.0
Deliveries 1 000 t	211	209	214	827	853
Production 1 000 t	203	204	226	798	876
Production/capacity %	90	91	100	89	97

Earnings for the segment were on a par with the previous three-month period, but represent a marked improvement on the fourth quarter of 2005 when energy prices in New Zealand were extremely high.

Demand for newsprint in Australasia declined by 3% from 2005 to 2006. A price increase of 6.5% for newsprint was implemented in New Zealand from 1 January 2007, based on the current price formula.

South America

Key figures:

	Q4/06	Q3/06	Q4/05	2006	2005
Op revenues NOK mill	375	364	339	1 399	1 230
Gross op earnings NOK mill	180	108	43	469	269
Net op earnings/(loss) NOK mill	131	68	(5)	289	79
Gross op margin %	48.0	29.7	12.7	33.5	21.9
Deliveries 1 000 t	76	75	76	294	286
Production 1 000 t	76	75	74	297	290
Production/capacity %	98	97	95	96	94

This segment comprises only deliveries from the mills in the region. Gross and net operating earnings in the table above include NOK 60 million taken to income from a provision made in 2005 for a dispute over grid cost. This should be excluded when making comparisons, but earnings are satisfactory even after it has been taken into account and reflect lower costs as well as persistently good market conditions.

Demand developed well in South America throughout 2006, rising by 10% from 2005. The increase was 8% in Brazil, which is the largest single market.

Proposed dividend for 2006

The board proposes a dividend of NOK 5.50 per share for 2006, unchanged from the year before. The total dividend amounts to NOK 1 040 million and will be paid to shareholders registered at the time of the annual general meeting on 12 April 2007.

Lysaker, 6 February 2007

The board of directors of Norske Skogindustrier ASA

NORSKE SKOG GROUP ACCOUNTS

Profit and loss account

NOK million	Oct - Dec 06	Oct - Dec 05	2006	2005
Operating revenue	7 719	7 107	28 827	25 726
Distribution costs	(630)	(616)	(2 521)	(2 349)
Other operating expenses	(5 762)	(5 627)	(21 542)	(19 432)
Other gains and losses	14	219	(273)	275
Provision for restructuring costs	(45)	(270)	(484)	(270)
Gross operating earnings	1 296	813	4 007	3 950
Depreciation and amortisation	(729)	(828)	(3 226)	(3 072)
Impairments	-	(179)	(3 308)	(248)
Operating earnings	567	(194)	(2 527)	630
Earnings/(loss) from affiliated companies [1]	-	(736)	202	(751)
Financial items	(249)	(197)	(1 155)	(883)
Earnings/(loss) before taxation	318	(1 127)	(3 480)	(1 004)
Taxation	(109)	127	463	156
Net earnings/(loss)	209	(1 000)	(3 017)	(848)
The minority's share of net earnings/(loss)	(36)	(3)	(208)	6
The majority's share of net earnings/(loss)	245	(997)	(2 809)	(854)
Earnings per share	1.30	(5.75)	(14 84)	(5.98)

[1] Earnings/(loss) from affiliated companies are included after taxation

Balance sheet

NOK million	31.12.2006	31.12.2005	31.12.2004
ASSETS			
Intangible fixed assets	3 056	4 837	4 745
Biological assets	230	191	252
Operational fixed assets	33 317	35 799	29 753
Investments in affiliated companies	333	1 415	1 858
Deferred tax asset	216	324	58
Other long-term receivables	426	670	391
Derivatives[1)]	75	504	-
Total non-current assets	37 653	43 740	37 057
Inventory	2 688	2 860	2 299
Receivables	4 054	4 253	4 050
Financial assets at fair value through profit or loss	128	450	470
Cash and cash equivalents	357	452	419
Derivatives[1)]	350	278	-
Total current assets	7 577	8 293	7 238
Total assets	45 230	52 033	44 295
EQUITY			
Equity	18 100	21 966	19 009
Minority interests	450	713	186
Total equity	18 550	22 679	19 195
LIABILITIES			
Deferred tax	1 804	2 776	2 419
Interest-bearing long-term debt	14 712	17 525	17 042
Non interest-bearing long-term liabilities	2 286	1 247	1 032
Derivatives	319	152	-
Total non-current liabilities	19 121	21 700	20 493
Interest-bearing current debt	3 113	2 587	718
Tax liabilities	123	140	31
Trade and other payables	4 029	4 668	3 858
Derivatives	294	259	-
Total current liabilities	7 559	7 654	4 607
Total liabilities	26 680	29 354	25 100
Total liabilities and shareholders' equity	45 230	52 033	44 295

1 The gain on interest rate swaps fair value hedge is NOK 20 million.

NORKSE SKOG GROUP ACCOUNTS

Revenue and profit by area

Operating Revenue

NOK million	Oct - Dec 06	Oct - Dec 05	2006	2005
Europe				
Newsprint	2 446	2 186	9 072	8 594
Magazine paper	1 855	1 776	6 748	6 884
Total Europe	4 301	3 962	15 820	15 478
Asia				
Newsprint	1 577	1 107	6 096	2 962
Australasia				
Newsprint	1 048	1 019	3 897	4 022
South America				
Newsprint	375	339	1 399	1 230
Other activities				
Other industry in Norway	2	157	110	586
Other revenues	502	623	1 943	1 840
Total other activities	504	780	2 053	2 426
Staff/eliminations	(86)	(100)	(438)	(392)
Total group	7 719	7 107	28 827	25 726

Gross Operating Earnings

NOK million	Oct - Dec 06	Oct - Dec 05	2006	2005
Europe				
Newsprint	466	309	1 742	1 321
Magazine paper	226	220	933	1 089
Total Europe	692	529	2 675	2 410
Asia				
Newsprint	290	170	1 072	522
Australasia				
Newsprint	246	164	719	804
South America				
Newsprint	180	43	469	269
Other activities				
Other industry in Norway	-	25	11	65
Staff/eliminations	(81)	(56)	(182)	(114)
Gain on power trading and energy hedging	14	208	(273)	264
Restructuring costs	(45)	(270)	(484)	(270)
Total group	1 296	813	4 007	3 950

NORKSE SKOG GROUP ACCOUNTS

Revenue and profit by area

Operating Earnings

NOK million	Oct - Dec 06	Oct - Dec 05	2006	2005
Europe				
Newsprint	244	37	768	274
Magazine paper	80	93	282	446
Total Europe	324	130	1 050	720
Asia				
Newsprint	110	23	327	149
Australasia				
Newsprint	88	(39)	68	70
South America				
Newsprint	131	(5)	289	79
Other activities				
Other industry in Norway	-	17	6	33
Staff/eliminations	(55)	(79)	(202)	(167)
Gain/(loss) on power trading and energy hedging	14	208	(273)	264
Impairments	-	(179)	(3 308)	(248)
Restructuring costs	(45)	(270)	(484)	(270)
Total group	567	(194)	(2 527)	630

Production by Product/Area

(1,000 tonnes)	Oct - Dec 06	Oct - Dec 05	2006	2005
Europe				
Newsprint	537	529	2 151	2 228
Magazine paper	328	325	1 279	1 330
Asia				
Newsprint	376	274	1 553	779
Australasia				
Newsprint	203	226	798	876
South America				
Newsprint	76	74	297	290
Total newsprint	1 192	1 103	4 799	4 173
Total magazine paper	328	325	1 279	1 330
Total publication paper	1 520	1 428	6 078	5 503

Deliveries by Product/Area

(1,000 tonnes)	Oct - Dec 06	Oct - Dec 05	2006	2005
Europe				
Newsprint	567	568	2 176	2 235
Magazine paper	338	334	1 247	1 300
Asia				
Newsprint	397	281	1 562	763
Australasia				
Newsprint	211	214	827	853
South America				
Newsprint	76	76	294	286
Total newsprint	1 251	1 139	4 859	4 137
Total magazine paper	338	334	1 247	1 300
Total publication paper	1 589	1 473	6 106	5 437

NORSKE SKOG GROUP ACCOUNTS

Quarterly comparisons

NOK million	4Q06	3Q06	2Q06	1Q06	4Q05	3Q05	2Q05	1Q05	4Q04
Operating revenue	7 719	7 192	6 772	7 144	7 107	6 425	6 433	5 761	6 608
Restructuring costs	(45)	(376)	(63)	-	(270)	-	-	-	-
Gross operating earnings	1 296	840	832	1 039	813	1 059	1 062	1 016	1 041
Depreciation and amortisation	(729)	(827)	(803)	(867)	(828)	(740)	(748)	(756)	(726)
Impairments	-	(3 265)	(43)	-	(179)	-	(58)	(11)	57
Operating earnings	567	(3 252)	(14)	172	(194)	319	256	249	372
Earnings/(loss) before taxation	318	(3 779)	(213)	194	(1 127)	177	31	(85)	320
Majority's share of net earnings/(loss)	245	(3 087)	(180)	213	(997)	193	(8)	(42)	545

Quarterly comparison

NOK million	4Q06	3Q06	2Q06	1Q06	4Q05	3Q05	2Q05	1Q05	4Q04
Operating revenue									
Europe	4 301	3 907	3 666	3 946	3 962	3 990	3 924	3 602	4 107
Asia	1 577	1 572	1 409	1 538	1 107	658	636	561	650
Australasia	1 048	989	973	887	1 019	1 028	1 056	919	1 015
South America	375	364	321	339	339	320	300	271	315
Other activities	504	475	535	539	780	505	597	544	634
Staff/eliminations	(86)	(115)	(132)	(105)	(100)	(76)	(80)	(136)	(113)
Total operating revenue	7 719	7 192	6 772	7 144	7 107	6 425	6 433	5 761	6 608
Gross operating earnings									
Europe	692	742	566	675	529	663	579	639	582
Asia	290	272	268	242	170	119	132	101	109
Australasia	246	240	167	66	164	215	196	229	269
South America	180	108	92	89	43	77	74	75	114
Other activities	-	-	-	11	25	12	12	16	29
Staff/eliminations	(81)	(40)	(12)	(49)	(56)	(15)	(23)	(20)	(62)
Gain on power trading and energy hedging	14	(106)	(186)	5	208	(12)	92	(24)	-
Restructuring cost	(45)	(376)	(63)	-	(270)	-	-	-	-
Total gross operating earnings	1 296	840	832	1 039	813	1 059	1 062	1 016	1 041
Operating earnings									
Europe	324	329	163	234	130	241	148	201	160
Asia	110	84	83	50	23	43	56	27	45
Australasia	88	73	12	(105)	(39)	39	22	48	99
South America	131	68	48	42	(5)	29	26	29	63
Other activities	-	-	-	6	17	4	4	8	21
Staff/eliminations	(55)	(59)	(28)	(60)	(79)	(25)	(34)	(29)	(73)
Impairments	-	(3 265)	(43)	-	(179)	-	(58)	(11)	57
Gain on power trading and energy hedging	14	(106)	(186)	5	208	(12)	92	(24)	-
Restructuring costs	(45)	(376)	(63)	-	(270)	-	-	-	-
Total operating earnings	567	(3 252)	(14)	172	(194)	319	256	249	372

NORSKE SKOG GROUP ACCOUNTS

Financial key figures

	Definitions:	2006	2005	2004
Net operating margin	1	(8.8)	2.4	4.1
Gross operating margin	2	13.9	15.4	16.8
Return on capital employed		(6.2)	2.8	3.2
Equity ratio %	3	41.0	43.6	43.3
Equity ratio excl. minority interests %	4	40.0	42.2	42.9
Net interest bearing debt	5,8	17 320	19 063	16 871
Net interest-bearing debt/equity	5,8	0.93	0.84	0.88
Net interest-bearing debt/equity excl. minority interests	5,8	0.96	0.87	0.89
Earnings per share after taxes	6	(14.84)	(5.98)	4.69
Cash flow per share after taxes	7	14.60	21.42	22.04

Definitions:

1 : Net operating margin = operating earnings / operating revenue

2 : Gross operating margin = gross operating earnings / operating revenue

3 : Equity ratio = shareholders' equity / total assets

4 : Equity ratio excl. minority interests = (shareholders' equity - minority interests) / total assets

5 : Net interest bearing debt = Interest bearing debt - cash and cash equivalents - current investments - interest rate swaps fair value hedge

6 : Earnings per share after taxes = net earnings / average number of shares

7 : Cash flow per share after taxes = net cash flow from operating activities / average number of shares

8 : Fair value hedge = a hedge of the exposure to changes in fair value of a recognised asset or liability that is attributable to a particular risk and could affect profit or loss.

Cash flow statement

NOK million	Oct - Dec 06	Oct - Dec 05	2006	2005
Cash flow from operating activities				
Cash generated from operations	7 652	7 317	28 905	25 877
Cash used in operations	(6 330)	(5 954)	(24 608)	(21 906)
Cash from net financial items	(593)	(249)	(1 365)	(845)
Taxes paid	(56)	(87)	(169)	(65)
Net cash flow from operating activities	673	1 027	2 763	3 061
Cash flow from investing activities				
Investments in operational fixed assets	(589)	(807)	(1 722)	(2 230)
Sales of operational fixed assets	2	12	11	21
Net cash from sold shares in other companies	-	96	1 213	100
Net cash used on acquisitions of shares in other companies	-	(3 905)	-	(3 905)
Net cash flow from investing activities	(587)	(4 604)	(498)	(6 014)
Cash flow from financing activities				
Net change in long-term liabilities	(2 765)	40	(3 977)	(348)
Net change in current liabilities	2 450	(143)	2 343	257
Dividend paid [1]	-	-	(1 046)	(807)
New equity [2]	-	3 840	-	3 840
Net cash flow from financing activities	(315)	3 737	(2 680)	2 942
Translation difference	(6)	7	(1)	24
Total change in liquid assets	(235)	167	(416)	13

[1] The amounts include dividend paid to minority shareholders in PanAsia.

[2] The amount in 2005 is related to the acquisition of the remaining 50% of the shares in PanAsia Paper Company.

NORSKE SKOG GROUP ACCOUNTS
Special items

The table below shows special items which have influenced net earnings over the past five quarters.

NOK million	4/06	3/06	2/06	1/06	4/05
Restructuring provision (op earnings)	(45)	(376)	(63)	-	(270)
Impairments (op earnings)	-	(3 265)	(43)	-	-
Translation effects on accounts receivable and payable (op earnings)	(36)	30	(33)	(21)	23
Change in market value of interest rate derivatives (financial items)	14	(17)	11	30	24
Currency hedging gain/(loss) (financial items)	30	(232)	47	44	(15)

NORSKE SKOG GROUP ACCOUNTS

Change in equity

	Share capital	Other paid-in equity	Retained earnings	Total
Total equity excluding minority interests 1 January 2006	1 899	10 410	9 657	21 966
Currency translation adjustments and other	-	-	(39)	(39)
Share issues	-	-	-	-
Change in holding of own shares	2	-	21	23
Dividend paid	-	-	(1 041)	(1 041)
Net profit for the period	-	-	(2 809)	(2 809)
Total equity excluding minority interests 31 December 2006	1 901	10 410	5 789	18 100

Accounting principles

The interim financial statements for the fourth quarter of 2006 are presented in accordance with IAS 34. The interim financial statements, including comparative figures, are based on today's IFRS standards and interpretations.

The accounting principles applied in these interim financial statements are the same as those applied in the financial statements at 31 December 2005 and for the year ending at that date.

Accounting estimates, judgements and assumptions

The group prepares estimates and makes judgements and assumptions about the future. Accounting estimates derived from these will by definition seldom accord fully with the final outcome.

Estimates and the underlying assumptions are reviewed on an ongoing basis. The effects of changes in accounting estimates are recognised in the period in which the estimates are revised. If the change in estimates also has an effect on future periods, these effects are recognised in the period in which the estimates are revised and in the future periods in which the changes in estimates have an effect.

The same judgements and assumptions have been made when applying accounting policies and preparing estimates in preparing these interim financial statements as when preparing the financial statements at 31 December 2005 and for the year ending at that date.

Change of restructuring cost in third quarter accounts

In the third quarter accounts NOK 600 million were expensed as part of the ongoing restructuring activities in the group. This estimate has subsequent to the presentation of the third quarter results been changed. Following this change the total restructuring costs for 2006 amounts to NOK 484 million, of which NOK 63 million accrued in second quarter, NOK 376 million in third quarter and NOK 45 million in fourth quarter

Divestments

Norske Skog's investment in Catalyst Paper was sold in mid-February 2006. This investment has been classified as an investment in affiliates. The book value of the investment was written down to the estimated sales price in the annual accounts for 2005. This implies that no gain or loss from the sale is recognised in the profit and loss account in 2006. The line item "Earnings from affiliates" includes a recognition of cumulative exchange rate differences related to the investment in Catalyst Paper which have been recognised directly in equity during the ownership of this investment. According to IAS 21, these cumulative exchange rate differences should be presented in the profit and loss account at the time of the disposal of the investment. These cumulative exchange rate differences amount to NOK 148 million.

Forestia AS was sold in March 2006. A letter of intent was signed with the buyer of Forestia at the time when the annual accounts for 2005 were being prepared. The value of the assets in Forestia was written down to the agreed sales price in the annual accounts for 2005. A loss of NOK 9 million on the sale of Forestia is recognised in these interim financial statements. The total loss related to the sale of Forestia, including the write-down in the annual accounts for 2005, amounts to NOK 33 million.

Norske Skog's investment in Nordic Paper AS was sold in February 2006. This was classified as an investment in affiliates. Norske Skog has recognised a gain of NOK 30 million in the profit and loss account for the first quarter of 2006 related to this divestment.

NORSKE SKOG GROUP ACCOUNTS

EBITDA / EBIT

These tables show gross and net operating earnings under IFRS, adjusted for impairments, changes in the value of power contracts, and restructuring costs (- equals gain, + equals loss).

NOK million	4/06	3/06	4/05	2006	2005
Gross op earnings, IFRS	**1 296**	**840**	**813**	**4 007**	**3 950**
Reversals:					
Reversal of prov. for energy cost S.A	-60	-	+50	-60	+50
Value changes power contracts	-14	+106	-208	+273	-264
Restructuring costs	+45	+376	+270	+484	+270
Gross op earnings, adjusted	**1 267**	**1 322**	**925**	**4 704**	**4 006**
Gross op margin, adjusted %	16.4	18.4	13.0	16.3	15.6

NOK million	4/06	3/06	4/05	2006	2005
Net op earnings, IFRS	**567**	**-3 252**	**-194**	**-2 527**	**630**
Reversals:					
Reversal of prov. for energy cost S.A	-60	-	+50	-60	+50
Value changes power contracts	-14	+106	-208	+273	-264
Restructuring costs	+45	+376	+270	+484	+270
Impairments	-	+3 265	+179	+3 308	+248
Net op earnings, adjusted	**538**	**495**	**97**	**1 478**	**934**
Net op margins, adjusted %	7.0	6.9	1.4	5.1	3.6

NORSKE SKOG GROUP ACCOUNTS

Proforma figures

The acquisition of the remaining 50 % of PanAsia was closed in November 2005. PanAsia is consolidated 100 % into the Norske Skog Group accounts from the acquisition date. The below numbers show the consolidated profit and loss accounts for Norske Skog as if PanAsia had been consolidated 100% into the Norske Skog Group accounts from 1 January 2005.

NOK million	**Oct - Dec 05**	**2005**
Operating revenue	8 022	28 871
Distribution costs	(668)	(2 536)
Other operating expenses	(6 176)	(21 655)
Provision for restructuring costs	(270)	(270)
Gross operating earnings	908	4 410
Depreciation and amortisation	(669)	(3 181)
Impairments	(179)	(248)
Operating earnings	60	981
Earnings/(loss) from affiliated companies	(736)	(751)
Financial items	(217)	(963)
Earnings/(loss) before taxation	(893)	(733)
Taxation	64	64
Net earnings/(loss)	(829)	(669)
Minority's share of net earnings/(loss)	(6)	12
Majority's share of net earnings/(loss)	(823)	(681)

Norske Skog

Q4 2006

Webcast presentation
Financial figures - details
Segment reporting
Market update

7 February, 2007

Norske Skog

82-5226
07.02.2007

2006 headlines

- New corporate management and new business model
- An extensive profit improvement program has been initiated
- Rebuild of Albury and Tasman
- Decision to move one paper machine from Norway to Brazil
- Closure of 5 paper machines
- Sale of Catalyst, Nordic Paper and Forestia

Q 4 2006 and full year 2006
- Financial headlines

- Q 4 EBITDA before special items: NOK 1 267 mill., marginally down on Q 3 (NOK 1 322 mill.)
- Q 4 EBITDA improved in all segments except Europe magazine paper

- 2006 total revenue up NOK 3 bill. to NOK 28.8 bill.
- 2006 EBITDA, before all special items, improved by NOK 700 mill. to NOK 4.7 bill.

- Proposed dividend NOK 5.50 per share

Q 4 2006 – Operational headlines

- Positive demand development in most of Norske Skog's markets
- Operating rates in the high 90's for Europe and South America
- Challenging market conditions for magazine paper in Europe. Prices still unsatisfactory in China due to overcapacity.

Profit improvement program

- Specific plans are in place for EBITDA improvement of NOK 3 bill., run rate at the end of 2008, versus 2005 adjusted for price and cost factors
- Main elements:
  - Reduction fixed cost from closure of 5 machines
  - Demanning 1 000 persons
  - Productivity increases
  - Energy efficiency / conservation
  - Customer portfolio optimization
  - Supply improvement initiatives
- NOK 400 mill. improvement achieved in 2006



'000 NOK
3 500
3 000
2 500
2 000
1 500
1 000
500
0
2006
2007
2008
Improvement target

Norske Skog

Transferring paper machine from Union to Pisa

- The Norske Skog Board in December 2006 decided to move one of the machines from the closed Union mill in Norway to Brazil:
  - High margin project, based on moving and up-grading PM 7 from the Union mill to Pisa.
  - Total production capacity 200 000 tonnes following the up-grade
  - Total investment USD 210 mill.
  - Start-up of production planned for early 2009

2007 – Expectations

- Price development for publication paper:
  - Increases for newsprint in Europe and New Zealand from January
  - Some price pressure for newsprint should be expected in other parts of the world
  - Possible price increases for magazine paper in Europe in 2nd half of '07
- Costs: Certain risk for higher prices on raw materials
- Full focus on all parts of the improvement programme should lead to higher profits in 2007

Demand Changes

2006 vs 2005

	Standard Newsprint	Standard & Improved Newsprint	Magazine Paper	Total
W. Europe YTD	2,1%	1,2%	0,9%	1,0%
E. Europe YTD	5,6%	7,0%	20,4%	11,5%
Europe Total YTD	2,7%	2,0%	2,5%	2,2%
Australasia	(3,1%)	(4,5%)	(8,2%)	(5,5%)
South America	10,2%			
China	7,0%			
South Korea	0,1%			
Far East Total	3,6%			
North America	(6,0%)	(4,1%)	(0,5%)	(2,8%)
World (YTD November)	1,0%			

Sources: Cepiprint, PPPC, Norske Skog

Provision for demanning re-evaluated

(NOK mill.)	Q3 2006	Restated Q3 2006	Restated YTD Q3 2006
Clean EBIDTA	1 322	1 322	3 437
Clean EBIT	495	495	940
IFRS EBIDTA	616	840	2 711
IFRS EBIT	(3 476)	(3 252)	(3 094)
Pre tax	(4 003)	(3 779)	(3 798)

- New calculations show that the demanning can be achieved at a lower cost than originally calculated.
- Additionally NOK 60 mill. of the original provision does not qualify under IFRS at present and will mainly be taken during 2007
- The provision has been revised down by NOK 224 mill. from NOK 600 mill. to NOK 376 mill.
- There is no impact on the result for each segment from this change



Norske Skog

Q4 2006 – Financial headlines

P&L account

	Q4 2006	Q3 2006	Q4 2005
Revenue	7 719	7 192	7 107
EBITDA, adjusted[1)]	1 267	1 322	925
EBIT, adjusted[2)]	538	495	97
EBITDA, IFRS	1 296	840	813
EBIT, IFRS	567	-3 252	-194
Net earnings/(loss)[3)]	147	-3 179	-1 000
EPS	0,96	-15,98	-5,75
EBITDA margin, adjusted[1)]	16,4	18,4	13,0
EBIT margin, adjusted[2)]	7,0	6,9	1,4

1) The table shows EBITDA adjusted for changes in the value of power contracts, reversal of provision for energy cost in South America and restructuring costs.

2) The table shows EBIT adjusted for restructuring costs, reversal of provision for energy cost in South America, impairments and changes in the value of power contracts.

3) Net earnings before minorities

Q4 2006 – Financial headlines

Cash Flow and balance sheet

	Q4 2006	Q3 2006	Q4 2005
Net CF from operating activities	673	1 265	1 027
Investments	-589	-332	-807
CFPS	3,56	6,97	5,92
Total assets	45 230	45 264	52 033
Net interest-bearing debt	17 320	17 784	19 063
Gearing	0,96	1,02	0,86
ROCE	5,9	-8,6	2,4

Q4 2006 – Cash flow

		Q 4 2006	Q 3 2006
Clean EBITDA		1 267	1 322
Other EBITDA (+ non-cash elements)		111	12
		1 378	1 334
Working capital:			
Reduced payables	-210		
Provision Brazil	-60		
Other	214	-56	221
Cash from Financial items:			
Cash effect from hedging	-180		
Paid interest	-293		
Buy-back property and other	-120	-593	-225
Paid taxes		-56	-65
Cash flow after financial items and taxes		**673**	**1 265**



2006 vs 2005 – Financial headlines

P&L account and Balance sheet

	2006	2005
Revenue	28 827	25 726
EBITDA, adjusted[1)]	4 704	4 006
EBIT, adjusted[2)]	1 478	934
EBIT, IFRS	-2 527	630
EBITDA margin, adjusted[1)]	16,3	15,6
EBIT margin, adjusted[2)]	5,1	3,6
ROCE, adjusted	3,7	2,8
Total assets	45 230	52 033
Net interest-bearing debt	17 320	19 063
Gearing excl. min. int.	0,96	0,87

1) The table shows EBITDA adjusted for changes in the value of power contracts and restructuring costs.

2) The table shows EBIT adjusted for restructuring costs, impairments and changes in the value of power contracts.

Norske Skog

Adjusted EBITDA Margin 2001-2006


35,0
30,0
25,0
20,0
15,0
10,0
5,0
0,0
26,1
29,1
26,2
24,7
24,9
19,5
19,6
21,3
19,3
20,0
17,6
18,8
16,8
16,8
15,8
18,1
15,1
16,7
13,0
14,5
16,0
18,4
16,4
25,0
2/01
3/01
4/01
1/02
2/02
3/02
4/02
1/03
2/03
3/03
4/03
1/04
2/04
3/04
4/04
1/05
2/05
3/05
4/05
1/06
2/06
3/06
4/06

EBITDA adjusted for changes in the value of power contracts, provision cost energy cost in South America and restructuring costs. In Q4 2005, the EBITDA is also adjusted for a provision for energy costs in South America which is reversed in 2006.

Norske Skog

Q4 2006

Financial figures - details

Norske Skog

P&L account Q3 2006 restated

(NOK mill.)	Q3 2006	Restated Q3 2006	Restated YTD Q3 2006
Operating revenue	**7 192**	**7 192**	**21 108**
Distribution costs	(640)	(640)	(1 891)
Other operating expenses	(5 230)	(5 230)	(15 780)
Other gains and losses	(106)	(106)	(287)
Provision for restructuring costs	(600)	(376)	(439)
EBITDA	**616**	**840**	**2 711**
Depreciation	(827)	(827)	(2 497)
Impairments	(3 265)	(3 265)	(3 308)
EBIT	**(3 476)**	**(3 252)**	**(3 094)**
Earnings/(loss) affiliated companies	9	9	202
Financial items	(536)	(536)	(906)
Earnings/(loss) before taxation	**(4 003)**	**(3 779)**	**(3 798)**
Taxation	600	538	572
Net earnings/(loss)	**(3 403)**	**(3 241)**	**(3 226)**
Minority's share of net earnings/(loss)	(154)	(154)	(172)
Majority's share of net earnings/(loss)	(3 249)	(3 087)	(3 054)

Norske Skog

Headlines Q4 2006

	Q4 2006	Q3 2006 [1]	Q4 2005
Operating revenue	7 719	7 192	7 107
EBITDA, Adjusted [2]	1 267	1 322	925
EBIT, Adjusted [3]	538	495	97
Net earnings/(loss)	209	(3 241)	(1 000)
Net cash flow from operating activities	673	1 265	1 027
EBITDA margin, Adjusted [2]	16,4	18,4	13,0
EBIT margin, Adjusted [3]	7,0	6,9	1,4
Earnings per share	1,3	-16,3	-5,8
Cash Flow per share	3,6	6,7	5,9
ROCE %	6,2	5,0	2,4
Gearing	1,0	1,0	0,9

1) Q3 2006 restated
2) The table shows EBITDA adjusted for changes in the value of power contracts, provision energy cost in South America and restructuring costs
3) The table shows EBIT adjusted for restructuring cost, impairment, provision energy cost in South America and changes in the value of power contract

Key Financial Figures

		2006	2005
EBITDA margin adjusted [1]	%	**16,3**	15,6
EBIT margin adjusted [2]	%	**5,1**	3,6
ROCE	%	**3,7**	2,8
Equity ratio [3]	%	**40,0**	42,5
Net interest bearing debt [4]	NOK	**17 320**	19 063
Gearing [3, 5]		**0,96**	0,87
EPS	NOK	**(14,85)**	(5,98)
CFPS	NOK	**14,60**	21,42
Equity per share [3]	NOK	**95,6**	116,3

1) EBIDTA margin adjusted for restructuring costs and value changes of power contracts. In 2005, EBIDTA is also adjusted for a provision for energy costs in South America which is reversed in 2006.
2) The table shows EBIT adjusted for restructuring cost, impairments and changes in value of power contracts. In 2005, EBIT is also adjusted for a provision for energy costs in South America which is reversed in 2006.
3) Excluding minorities.
4) Net Interest bearing debt = Interest bearing debt – current investments – cash and cash equivalents – interest rate swaps fair value hedge
5) Gearing = Net interest bearing debt/Equity

Norske Skog

P&L account Q4 2006 vs Q3 2006

(NOK mill.)	Q4 2006	Q3 2006 [1]	*Change*
Operating revenue	**7 719**	7 192	*527*
Distribution costs	(630)	(640)	*10*
Other operating expenses	(5 762)	(5 230)	*(532)*
Other gains and losses	14	(106)	*120*
Provision for restructuring costs	(45)	(376)	*331*
EBITDA	**1 296**	840	*456*
Depreciation	(729)	(827)	*98*
Impairments	-	(3 265)	*3 265*
EBIT	**567**	(3 252)	*3 819*
Earnings/(loss) affiliated companies	-	9	*(9)*
Financial items	(249)	(536)	*287*
Earnings/(loss) before taxation	**318**	(3 779)	*4 097*
Taxation	(109)	538	*(647)*
Net earnings/(loss)	**209**	(3 241)	*3 450*
Minority's share of net earnings/(loss)	(36)	(154)	*118*
Majority's share of net earnings/(loss)	**245**	**(3 087)**	***3 332***

1) Q3 2006 restated

P&L account 2006 vs 2005

(NOK mill.)	2006	2005	*Change*
Operating revenue	**28 827**	25 726	*3 101*
Distribution costs	(2 521)	(2 349)	*(172)*
Other operating expenses	(21 542)	(19 432)	*(2 110)*
Other gains and losses	(273)	275	*(548)*
Provision for restructuring costs	(484)	(270)	*(214)*
EBITDA	**4 007**	3 950	*57*
Depreciation	(3 226)	(3 072)	*(154)*
Impairments	(3 308)	(248)	*(3 060)*
EBIT	**(2 527)**	630	*(3 157)*
Earnings/(loss) affiliated companies	202	(751)	*953*
Financial items	(1 155)	(883)	*(272)*
Earnings/(loss) before taxation	**(3 480)**	(1 004)	*(2 476)*
Taxation	463	156	*307*
Net earnings/(loss)	**(3 017)**	(848)	*(2 169)*
Minority's share of net earnings/(loss)	(208)	6	*(214)*
Majority's share of net earnings/(loss)	**(2 809)**	**(854)**	***(1 955)***

Norske Skog

P&L account Q4 2006 vs Q4 2005

(NOK mill.)	Q4 2006	Q4 2005	*Change*
Operating revenue	**7 719**	7 107	*612*
Distribution costs	(630)	(616)	*(14)*
Other operating expenses	(5 762)	(5 627)	*(135)*
Other gains and losses	14	219	*(205)*
Provision for restructuring costs	(45)	(270)	*225*
EBITDA	**1 296**	813	*483*
Depreciation	(729)	(828)	*99*
Impairments	-	(179)	*179*
EBIT	**567**	(194)	*761*
Earnings/(loss) affiliated companies	-	(736)	*736*
Financial items	(249)	(197)	*(52)*
Earnings/(loss) before taxation	**318**	(1 127)	*1 445*
Taxation	(109)	127	*(236)*
Net earnings/(loss)	**209**	(1 000)	*1 209*
Minority's share of net earnings/(loss)	(36)	(3)	*(33)*
Majority's share of net earnings/(loss)	**245**	**(997)**	***1 242***

EBITDA Adjusted

NOK mill	Q4 2006	Q3 2006 [1]	Q4 2005	2006	2005
EBITDA IFRS	1 296	840	813	4 007	3 950
Reversals:					
Provision energy costs South America	-60	-	+50	-60	+50
Value changes power contracts	-14	+106	-208	+273	-264
Restructuring costs	+45	+376	+270	+484	+270
EBITDA, adjusted	1 267	1 322	925	4 704	4 006
EBITDA margin, adjusted	16,4 %	18,4 %	13,0 %	16,3 %	15,6 %

1) Q3 2006 restated

Norske Skog

EBIT Adjusted

NOK mill	Q4 2006	Q3 2006 [1]	Q4 2005	2006	2005
EBIT IFRS	567	-3 252	-194	-2 527	630
Reversals:					
Provision energy costs South America	-60	-	+50	-60	+50
Value changes power contracts	-14	+106	-208	+273	-264
Restructuring costs	+45	+376	+270	+484	+270
Impairments	-	+3 265	+179	+3 308	+248
EBIT, adjusted	538	495	97	1 478	934
EBIT margin, adjusted	7,0 %	6,9 %	1,4 %	5,1 %	3,6 %

1) Q3 2006 restated

Adjusted EBITDA / EBIT per quarter



1 040
284
970
222
1 071
331
925
97
1 034
167
1 081
278
1 322
495
1 267
538
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006
3Q 2006
4Q 2006
EBITDA (NOK mill.)
EBIT (NOK mill.)

EBITDA adjusted for changes in the value of power contracts, provision cost energy cost in South America and restructuring costs. In Q4 2005, the EBITDA is also adjusted for a provision for energy costs in South America which is reversed in 2006. Q3 2006 is restated.

EBIT adjusted for restructuring costs, impairments and changes in the value of power contracts. In Q4 2005, the EBIT is also adjusted for a provision for energy costs in South America which is reversed in 2006. Q3 2006 is restated.

Norske Skog

EBITDA margins per segment
Q4 2006 vs Q3 2006



19,1 %
21,5 %
12,2 %
15,8 %
18,4 %
17,3 %
23,5 %
24,3 %
32,0 %
29,7 %
18,5 %
19,9 %
Europe News
Europe Magazine
Asia News
Australasia News
South America News 1)
Publication paper 2)
Q4 2006
Q3 2006

1) Provision energy cost is reversed in Q4 2006. EBIT including provision energy costs provide 48 % margin

2) Publication paper is stated without Tasmanian Forests, Recovered Paper-Trading, Wood-Trading and Energy-Trading

EBIT margins per segment Q4 2006 vs Q3 2006



10,0 %
10,3 %
4,3 %
6,1 %
7,0 %
5,3 %
8,4 %
7,4 %
18,9 %
18,7 %
8,1 %
8,1 %
Europe News
Europe Magazine
Asia News
Australasia News
South America News 1)
Publication paper 2)
Q4 2006
Q3 2006

1) Provision energy cost is reversed in Q4 2006

2) Publication paper is stated without Tasmanian Forests, Recovered Paper Trading, Wood-Trading and Energy Trading

Financial Items

(NOK mill.)	4Q 2006	3Q 2006	4Q 2005	2006	2005
Net interest costs (clean)	-254	-261	-187	-982	-733
Interest rate derivatives*	14	-17	24	7	24
Currency gain/loss**	98	-243	-16	-17	-77
Other financial items	-107	-15	-49	-163	-97
Total financial items	-249	-536	-228	-1 155	-883
Net interest-bearing debt	17 320	17 784	19 064	17 320	19 064
Average interest cost YTD	5,5 %	5,5 %	4,2 %	5,5 %	4,2 %

**Change in market value of interest rate derivatives not included in hedge accounting*

***Currency loans, forward contracts, options*

Norske Skog

NSI trade weighted currency index


NSG Fx Index (1/1/02=100)
100
95
90
85
80
75
98,0
92,0
87,8
86,0
85,1
87,3
91,2
90,0
94,5
91,6
92,0
88,3
88,7
87,9
86,6
87,3
88,6
85,9
88,3
90,1
91,0
88,4
91,6
87,6
88,2
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Q3 '03
Q4 '03
Q1 '04
Q2 '04
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06
Q2 '06
Q3 '06
Q4 '06
Avg Q'ly Index
Avg 2002
Avg 2003
Avg 2004
Avg 2005
Avg 2006

Balance Sheet

NOK million	31.12.2006	30.09.2006 [1]	*Change*
Intangible fixed assets	3 272	3 478	*-206*
Operational fixed assets	33 547	32 938	*609*
Shares in affiliated companies	333	326	*7*
Securities and long-term financial assets	501	616	*-115*
Non-current assets	**37 653**	**37 358**	*295*
Inventories	2 688	2 937	*-249*
Receivables	4 054	4 035	*19*
Liquid assets and short-term derivatives	835	934	*-99*
Current assets	**7 577**	**7 906**	*-329*
TOTAL ASSETS	45 230	45 264	*-34*
Equity	18 100	17 665	*435*
Minority interests	450	506	*-56*
Equity incl. Minorities	**18 550**	**18 171**	*379*
Deferred tax	1 804	2 161	*-357*
Long-term interest-bearing debt	14 712	17 658	*-2 946*
Long-term interest-free debt	2 605	1 507	*1 098*
Short-term interest-bearing debt	3 113	879	*2 234*
Short-term interest-free debt	4 446	4 888	*-442*
Total debt	**26 680**	**27 093**	*-413*
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	45 230	45 264	*-34*
Net interest-bearing debt	**17 320**	**17 784**	***-464***

1) BS 30.9.06 restated

Norske Skog

Balance Sheet

NOK million	31.12.2006	31.12.2005	*Change*
Intangible fixed assets	3 272	5 161	*-1 889*
Operational fixed assets	33 547	35 990	*-2 443*
Shares in affiliated companies	333	1 415	*-1 082*
Securities and long-term financial assets	501	1 174	*-673*
Non-current assets	**37 653**	**43 740**	*-6 087*
Inventories	2 688	2 860	*-172*
Receivables	4 054	4 253	*-199*
Liquid assets and short-term derivatives	835	1 180	*-345*
Current assets	**7 577**	**8 293**	*-716*
TOTAL ASSETS	**45 230**	**52 033**	***-6 803***
Equity	18 100	21 966	*-3 866*
Minority interests	450	713	*-263*
Equity incl. Minorities	**18 550**	**22 679**	*-4 129*
Deferred tax	1 804	2 776	*-972*
Long-term interest-bearing debt	14 712	17 525	*-2 813*
Long-term interest-free debt	2 605	1 399	*1 206*
Short-term interest-bearing debt	3 113	2 587	*526*
Short-term interest-free debt	4 446	5 067	*-621*
Total debt	**26 680**	**29 354**	*-2 674*
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**45 230**	**52 033**	***-6 803***
Net interest-bearing debt	**17 320**	**19 063**	**-1 743**



Norske Skog

Balance Sheet – Q4 Currency Effect

Gross Assets less non-interest bearing debt

Distribution as of 31.12.2006:

NOK	20%
EUR	25%
AUD	12%
NZD	8%
USD	15%
KRW	18%
Other	2%

Decrease in Q4: NOK -463 mill

Debt

Distribution as of 31.12.2006:

NOK	0%
EUR	49%
AUD	11%
NZD	0%
USD	32%
KRW	5%
Other	3%

Decrease in Q4: NOK -520 mill

Currency rate change

Q3-Q4:

EUR	0,0%
AUD	1,8%
NZD	3,8%
USD	-3,8%
KRW	-2,9%

Increased equity: NOK 57 mill.

Balance Sheet – YTD Currency Effect

Gross Assets less non-interest bearing debt

Distribution as of 31.12.2006:

NOK	20%
EUR	25%
AUD	12%
NZD	8%
USD	15%
KRW	18%
Other	2%

Decrease in 2006: NOK -865 mill

Debt

Distribution as of 31.12.2006:

NOK	0%
EUR	49%
AUD	11%
NZD	0%
USD	32%
KRW	5%
Other	3%

Decrease in 2006: NOK -694 mill

Currency rate change

YTD:

EUR	3,2%
AUD	-0,4%
NZD	-4,8%
USD	-7,6%
KRW	0,0%

Decreased equity: NOK -171 mill.

Debt Maturity Schedule Q4 2006



5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
3134
345
2395
4725
4070
363
1366
1251
2007
2008
2009
2010
2011
2012-14
2015
2033

Cash flow Q4 2006 vs Q3 2006

(NOK million)	Q4 2006	Q3 2006 [1]	*Change*
EBITDA incl. restr. costs	1 296	840	*456*
Adjustment of non-cash items in EBITDA [2]	82	494	*(412)*
Change in Working Capital	(56)	221	*(277)*
Operational Cash Flow	**1 322**	**1 555**	***(233)***
Cash from net financial items	(593)	(225)	*(368)*
Taxes paid	(56)	(65)	*9*
Levered Operational Cash Flow	**673**	**1 265**	***(592)***
Purchase of shares in other companies	-	-	-
Investments (capex)	(589)	(332)	*(257)*
Sale of operational fixed assets	2	2	-
Other investments / divestments	-	-	-
Dividend paid	-	(90)	*90*
Free Cash Flow	**86**	**845**	***(759)***
New equity	-	-	-
FX and other non cash items on cash and debt	378	(878)	*1 256*
Change in net interest bearing debt	**464**	**(33)**	***497***

1) Q3 2006 restated

2) Unrealised gain/(loss) on energy hedging contracts, restructuring provisions and other items

Q4 2006 – Cash flow

		Q 4 2006	Q 3 2006
Clean EBITDA		1 267	1 322
Other EBITDA (+ non-cash elements)		111	12
		1 378	1 334
Working capital:			
Reduced payables	-210		
Provision Brazil	-60		
Other	214	-56	221
Cash from Financial items:			
Cash effect from hedging	-180		
Paid interest	-293		
Buy-back property and other	-120	-593	-225
			-65
Paid taxes		-56	
Cash flow after financial items and taxes		**673**	**1 265**

Cash flow 2006 vs 2005

(NOK million)	2006	2005	*Change*
EBITDA incl. restr. costs	4 007	3 950	*57*
Adjustment of non-cash items in EBITDA[1)]	856	(6)	*862*
Change in Working Capital	(566)	27	*(593)*
Operational Cash Flow	**4 297**	**3 971**	***326***
Cash from net financial items	(1 365)	(845)	*(520)*
Taxes paid	(169)	(65)	*(104)*
Levered Operational Cash Flow	**2 763**	**3 061**	***(298)***
Purchase of shares in other companies	-	(3 905)	*3 905*
Investments (capex)	(1 722)	(2 230)	*508*
Sale of operational fixed assets	11	21	*(10)*
Other investments / divestments	1 213	100	*1 113*
Dividend paid	(1 046)	(807)	*(239)*
Free Cash Flow	**1 219**	**(3 760)**	***4 979***
New equity	-	3 840	*(3 840)*
FX and other non cash items on cash and debt	524	(2 272)	*2 796*
Change in net interest bearing debt	**1 743**	**(2 192)**	***3 935***

1) Unrealised gain/(loss) on energy hedging contracts, restructuring provisions and other items

Cash flow Q4 2006 vs Q4 2005

(NOK million)	Q4 2006	Q4 2005	*Change*
EBITDA incl. restr. costs	1 296	813	*483*
Adjustment of non-cash items in EBITDA[1)]	82	(6)	*88*
Change in Working Capital	(56)	556	*(612)*
Operational Cash Flow	**1 322**	**1 363**	***(41)***
Cash from net financial items	(593)	(249)	*(344)*
Taxes paid	(56)	(87)	*31*
Levered Operational Cash Flow	**673**	**1 027**	***(354)***
Purchase of shares in other companies	-	(3 905)	***3 905***
Investments (capex)	(589)	(807)	*218*
Sale of operational fixed assets	2	12	*(10)*
Other investments / divestments	-	96	*(96)*
Dividend paid	-	-	-
Free Cash Flow	**86**	**(3 577)**	***3 663***
New equity	-	3 840	*(3 840)*
FX and other non cash items on cash and debt	378	(2 049)	*2 427*
Change in net interest bearing debt	**464**	**(1 786)**	***2 250***

1) Unrealised gain/(loss) on energy hedging contracts, restructuring provisions and other items



Norske Skog

Segmented results

Norske Skog

Financial Summary - Segments

		Europe News	Europe Mag	Europe Tot	PanAsia	Australasia	South America
Revenue	Q4 05	2 186	1 776	3 962	1 107	1 019	339
	Q1 06	2 272	1 674	3 946	1 538	887	339
	Q2 06	2 195	1 471	3 666	1 409	973	321
	Q3 06	2 159	1 748	3 907	1 572	989	364
	Q4 06	2 446	1 855	4 301	1 577	1 048	375
EBITDA	Q4 05	309	220	529	170	164	93
	Q1 06	421	254	675	242	66	89
	Q2 06	390	176	566	268	167	92
	Q3 06	465	277	742	272	240	108
	Q4 06	466	226	692	290	246	120
EBIT	Q4 05	37	93	130	23	(39)	45
	Q1 06	148	86	234	50	(105)	42
	Q2 06	153	10	163	83	12	48
	Q3 06	223	106	329	84	73	68
	Q4 06	244	80	324	110	88	71
EBITDA %	Q4 05	14,1 %	12,4 %	13,4 %	15,4 %	16,1 %	27,4 %
	Q1 06	18,5 %	15,2 %	17,1 %	15,7 %	7,4 %	26,3 %
	Q2 06	17,8 %	12,0 %	15,4 %	19,0 %	17,2 %	28,7 %
	Q3 06	21,5 %	15,8 %	19,0 %	17,3 %	24,3 %	29,7 %
	Q4 06	19,1 %	12,2 %	16,1 %	18,4 %	23,5 %	32,0 %
EBIT %	Q4 05	1,7 %	5,2 %	3,3 %	2,1 %	-3,8 %	13,3 %
	Q1 06	6,5 %	5,1 %	5,9 %	3,3 %	-11,8 %	12,4 %
	Q2 06	7,0 %	0,7 %	4,4 %	5,9 %	1,2 %	15,0 %
	Q3 06	10,3 %	6,1 %	8,4 %	5,3 %	7,4 %	18,7 %
	Q4 06	10,0 %	4,3 %	7,5 %	7,0 %	8,4 %	18,9 %

Operational Summary - Segment

		Europe News	Europe Mag	Europe Tot	PanAsia	Australasia	South America
Production (1000 tonnes)	Q4 05	529	325	854	274	226	74
	Q1 06	556	324	880	370	181	72
	Q2 06	520	307	827	402	210	74
	Q3 06	538	320	858	405	204	75
	Q4 06	537	328	865	376	203	76
Deliveries (1000 tonnes)	Q4 05	568	334	902	281	214	76
	Q1 06	550	310	860	364	187	70
	Q2 06	551	281	832	395	220	73
	Q3 06	508	318	826	406	209	75
	Q4 06	567	338	905	397	211	76
Production/ Capacity (%)	Q4 05	87 %	93 %	89 %	82 %	100 %	95 %
	Q1 06	96 %	95 %	95 %	83 %	80 %	93 %
	Q2 06	96 %	90 %	93 %	90 %	93 %	95 %
	Q3 06	99 %	93 %	97 %	91 %	91 %	97 %
	Q4 06	99 %	96 %	98 %	84 %	90 %	98 %
Deliveries/ Capacity (%)	Q4 05	93 %	96 %	94 %	84 %	95 %	98 %
	Q1 06	95 %	91 %	93 %	81 %	83 %	90 %
	Q2 06	101 %	82 %	94 %	88 %	98 %	94 %
	Q3 06	93 %	93 %	93 %	91 %	93 %	97 %
	Q4 06	104 %	99 %	102 %	89 %	94 %	98 %



"CLEAN" EBITDA BY QUARTERS

	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006 [2]	Q4 2006
Europe newsprint	311	337	309	421	390	465	466
Europe magazine	268	326	220	254	176	277	226
Europe total	**579**	**663**	**529**	**675**	**566**	**742**	**692**
Asia [1]	132	119	170	242	268	272	290
Australasia	196	215	164	66	167	240	246
South America	74	77	93	89	92	108	120
Total regions	**981**	**1 074**	**956**	**1 072**	**1 093**	**1 362**	**1 348**
Other activities	12	12	25	11	-	-	-
Corp. Center, elim. etc	(23)	(15)	(56)	(49)	(12)	(40)	(81)
Clean EBITDA	**970**	**1 071**	**925**	**1 034**	**1 081**	**1 322**	**1 267**
Energy hedging etc	92	(12)	208	5	(186)	(106)	14
Grid dispute, Brazil	-	-	(50)	-	-	-	60
Restruct Union	-	-	(270)	-	-	-	(45)
Restruct Parenco	-	-	-	-	(63)	-	-
Provision demanning	-	-	-	-	-	(376)	
EBITDA under IFRS	**1 062**	**1 059**	**813**	**1 039**	**832**	**840**	**1 296**

1) PanAsia consolidated 50% in Q1-3 2005, and 100% from 17.11.2005
2) Q3 2006 is restated

"CLEAN" EBIT BY QUARTERS

	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006[2]	Q4 2006
Europe newsprint	53	82	37	148	153	223	244
Europe magazine	95	159	93	86	10	106	80
Europe total	**148**	**241**	**130**	**234**	**163**	**329**	**324**
Asia [1]	56	43	23	50	83	84	110
Australasia	22	39	(39)	(105)	12	73	88
South America	26	29	45	42	48	68	71
Total regions	**252**	**352**	**159**	**221**	**306**	**554**	**593**
Other activities	4	4	17	6	-	-	-
Corp. Center, elim. etc	(34)	(25)	(79)	(60)	(28)	(59)	(55)
Clean EBIT	**222**	**331**	**97**	**167**	**278**	**495**	**538**
Energy hedging etc	92	(12)	208	5	(186)	(106)	14
Grid dispute, Brazil	-	-	(50)	-	-	-	60
Write-down PanAsia	-	-	-	-	(43)	-	-
Forest Australia	(58)	-	-	-	-	-	-
Restruct Union	-	-	(270)	-	-	-	(45)
Write-down Union	-	-	(155)	-	-	-	-
Restruct Parenco	-	-	-	-	(63)	-	-
Loss Forestia	-	-	(24)	-	-	-	-
Provision demanning	-	-	-	-	-	(376)	
Permanent impairment	-	-	-	-	-	(3 265)	
EBIT under IFRS	**256**	**319**	**(194)**	**172**	**(14)**	**(3 252)**	**567**

1) PanAsia consolidated 50% in Q1-3.2005, and 100% from 17.11.2005
2) Q3 2006 is restated

Norske Skog

"CLEAN" EBITDA YTD

	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.06[2]	31.12.06
Europe newsprint	675	1 012	1321	421	811	1 276	1 742
Europe magazine	543	869	1089	254	430	707	933
Europe total	**1 218**	**1 881**	**2 410**	**675**	**1 241**	**1 983**	**2 675**
Asia [1]	233	352	522	242	510	782	1 072
Australasia	425	640	804	66	233	473	719
South America	149	226	319	89	181	289	409
Total regions	**2 025**	**3 099**	**4 055**	**1 072**	**2 165**	**3 527**	**4 875**
Other activities	28	40	65	11	11	11	11
Corp. Center, elim. etc	(43)	(58)	(114)	(49)	(61)	(101)	(182)
Clean EBITDA	**2 010**	**3 081**	**4 006**	**1 034**	**2 115**	**3 437**	**4 704**
Energy hedging etc	68	56	264	5	(181)	(287)	(273)
Grid dispute, Brazil	-	-	(50)	-	-	-	60
Restruct Union	-	-	(270)	-	-	-	(45)
Restruct Parenco	-	-	-	-	(63)	(63)	(63)
Provision demanning	-	-	-	-	-	(376)	(376)
EBITDA under IFRS	**2 078**	**3 137**	**3 950**	**1 039**	**1 871**	**2 711**	**4 007**

1) **Pan Asia consolidated 50% in Q1-3 2005, and 100% from 17.11.2005**
2) **Q3 2006 is restated**



Norske Skog

"CLEAN" EBIT YTD

	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06	30.09.2006[2]	31.12.06
Europe newsprint	155	237	274	148	301	524	768
Europe magazine	194	353	446	86	96	202	282
Europe total	**349**	**590**	**720**	**234**	**397**	**726**	**1 050**
Asia [1]	83	126	149	50	133	217	327
Australasia	70	109	70	(105)	(93)	(20)	68
South America	55	84	129	42	90	158	229
Total regions	**557**	**909**	**1 068**	**221**	**527**	**1 081**	**1 674**
Other activities	12	16	33	6	6	6	6
Corp. Center, elim. etc	(63)	(88)	(167)	(60)	(88)	(147)	(202)
Clean EBIT	**506**	**837**	**934**	**167**	**445**	**940**	**1 478**
Energy hedging etc	68	56	264	5	(181)	(287)	(273)
Grid dispute, Brazil	-	-	(50)	-	-	-	60
Write-down PanAsia	-	-	-	-	(43)	(43)	(43)
Forest Australia	(69)	(69)	(69)	-	-	-	-
Restruct Union	-	-	(270)	-	-	-	(45)
Write-down Union	-	-	(155)	-	-	-	-
Restruct Parenco	-	-	-	-	(63)	(63)	(63)
Loss Forestia	-	-	(24)	-	-	-	-
Provision demanning	-	-	-	-	-	(376)	(376)
Permanent impairment	-	-	-	-	-	(3 265)	(3 265)
EBIT under IFRS	**505**	**824**	**630**	**172**	**158**	**(3 094)**	**(2 527)**

1) PanAsia consolidated 50% in Q1-3 2005, and 100% from 17.11.2005
2) Q3-2006 is restated

Norske Skog

Market update

December 2006

Norske Skog

Demand Changes

2006 vs 2005

	Std NP	Std & Imp NP	Mag. Paper	Total
W. Europe YTD	2,1%	1,2%	0,9%	1,0%
E. Europe YTD	5,6%	7,0%	20,4%	11,5%
Europe Total YTD	2,7%	2,0%	2,5%	2,2%
Australasia	(3,1%)	(4,5%)	(8,2%)	(5,5%)
South America	10,2%			
China	7,0%			
South Korea	0,1%			
Far East Total	3,6%			
North America	(6,0%)	(4,1%)	(0,5%)	(2,8%)
World (YTD November)	1,0%			

Sources: Cepiprint, PPPC, Norske Skog



Newsprint & OUNC - Europe

OUNC = Improved newsprint & other uncoated publication papers

- Demand in Europe:
  - Y/Y December: -2.1%
  - Q4 06/Q4 05: +0.8%
  - **YTD 06/YTD 05: +2.0%**
- Total deliveries from Europe:
  - Y/Y December: -4.4%
  - Q4 06/Q4 05: +0.5%
  - **YTD 06/YTD 05: +3.0%**
- Total deliveries of Newsprint from N. Am to West Europe:
  - Y/Y December: +94.1%
  - Q4 06/Q4 05: +6.3%
  - **YTD 06/YTD 05: -33.9%**
- Reference price Newsprint December:
  - €528/mt, unchanged from Q3 '06



NP+OUNC Demand in Europe
in '000 tonnes
3 600
3 500
3 400
3 300
3 200
3 100
3 000
2 900
2 800
2 700
Q1
Q2
Q3
Q4
2002
2003
2004
2005
2006



Newsprint, 45 g/m², Germany
EUR/t
700
650
600
550
500
450
400
1Q 1994
4Q 1994
3Q 1995
2Q 1996
1Q 1997
4Q 1997
3Q 1998
2Q 1999
1Q 2000
4Q 2000
3Q 2001
2Q 2002
1Q 2003
4Q 2003
3Q 2004
2Q 2005
1Q 2006
4Q 2006

Norske Skog

Newsprint - North America

- Std. Newsprint Demand:
  - Y/Y December: -7.7 %
  - Q4 06/Q4 05: -7.4%
  - **YTD 06/YTD 05: -6.0%**

- Uncoated Mech Papers (ex SC) Demand:
  - Y/Y December: -0.7%
  - Q4 06/Q4 05: +0.9%
  - **YTD 06/YTD 05: +1.2%**

- Combined Std NP & Uncoated Mech (ex SC) Demand:
  - Y/Y December: -6.0%
  - Q4 06/Q4 05: -5.3%
  - **YTD 06/YTD 05: -4.1%**

- Reference price Newsprint December:
  - $660/mt



Newsprint + Uncoated Mechanical (without SC grades)
Demand in North America
in '000 tonnes
4 000
3 800
3 600
3 400
3 200
3 000
Q1
Q2
Q3
Q4
2002
2003
2004
2005
2006



Newsprint, 48.8 g/m², US East Coast
USD/t
800
700
600
500
400
1Q1994
4Q1994
3Q1995
2Q1996
1Q1997
4Q1997
3Q1998
2Q1999
1Q2000
4Q2000
3Q2001
2Q2002
1Q2003
4Q2003
3Q2004
2Q2005
1Q2006
4Q2006

SC Magazine Paper - Europe

- Demand in Europe:
  - Y/Y December: -2.3%
  - Q4 06/Q4 05: +3.2%
  - **YTD 06/YTD 05: +7.0%**
- Total deliveries from Europe:
  - Y/Y December: -5.7%
  - Q4 06/Q4 05: +5.9%
  - **YTD 06/YTD 05 : +11.8 %**
- Reference price SC December:
  - €610/mt, no change from Q3 '06


SC Magazine Demand in Europe
in '000 tonnes
1 050
1 000
950
900
850
800
750
Q1
Q2
Q3
Q4
2002
2003
2004
2005
2006


SC, 56 g/m² roto, Germany
EUR/t
800
750
700
650
600
550
500
1Q1994
4Q1994
3Q1995
2Q1996
1Q1997
4Q1997
3Q1998
2Q1999
1Q2000
4Q2000
3Q2001
2Q2002
1Q2003
4Q2003
3Q2004
2Q2005
1Q2006
4Q2006

Norske Skog

CMR Magazine Paper - Europe

CMR = Coated Mechanical Reels (LWC, MWC & HWC)

- Demand in Europe:
  - Y/Y December: -9.9%
  - Q4 06/Q4 05: -2.1%
  - **YTD 06/YTD 05: +0.4%**
- Total deliveries from Europe:
  - Y/Y December: -12.0%
  - Q4 06/Q4 05: -4.0%
  - **YTD 06/YTD 05: -0.9%**
- Reference price CMR December :
  - €680/mt, unchanged from July '06



CMR Demand in Europe
in '000 tonnes
2 200
2 100
2 000
1 900
1 800
1 700
1 600
1 500
1 400
Q1
Q2
Q3
Q4
2002
2003
2004
2005
2006



CMR, 60 g/m² offset, Germany
EUR/t
1000
950
900
850
800
750
700
650
600
1Q 1994
4Q 1994
3Q 1995
2Q 1996
1Q 1997
4Q 1997
3Q 1998
2Q 1999
1Q 2000
4Q 2000
3Q 2001
2Q 2002
1Q 2003
4Q 2003
3Q 2004
2Q 2005
1Q 2006
4Q 2006



Norske Skog

Newsprint Paper Prices in 45g and in EUR/t Europe and North America



€ 800
€ 750
€ 700
€ 650
€ 600
€ 550
€ 500
€ 450
€ 400
€ 350
€ 300
Europe
USA
85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 0 1 2 3 4 5 6

Norske Skog

Asia
YTD December '06 vs YTD December '05

- Demand standard newsprint:
  - Far East total: + 3,6 %
  - China: + 7.0%
  - South Korea: + 0,1 %
  - India: + 16.5%

- Prices:
  - Korea ~ USD 650
  - China ~ USD 485
  - India ~ USD 670

Australasia
YTD December '06 vs YTD December '06

- Demand:
  - YTD Dec 2006: -3.1% for standard newsprint
  - Slowing main media ad spend growth
  - Newspaper Readership is steady

- Prices:
  - Price Australia: Up 7% as of July '06
  - Price New Zealand: Up 6.5% as of Jan '07

South America
YTD December '06 vs YTD December '05

- **Demand – standard newsprint**
  - **Regional demand: +10 %**
    - Strong development due to circulation increase and some customer stockbuilding
    - Largest percentage growth in Venezuela and Ecuador (~40%)
  - **Brazil:**
    - Demand: + 8.4 %
    - Daily newspaper circulation: +7.1% (new titles, popular newspapers)
    - Ad linage: +3.7%
- **Prices**
  - Increases were implemented in South America during 2006

Message to Oslo Stock Exchange

Norske Skog planning property demerger

A process has been initiated at Norske Skog for demerging most of its real property in Norway which is not related to paper production. Since the resulting property company will be a wholly-owned subsidiary of Norske Skogindustrier ASA, the consolidated balance sheet will not be affected by this transaction.

The most important properties include Klosterøya in Skien, the head office with surrounding land in Bærum outside Oslo, and a farming and residential area in Trondheim. This proposal will be considered by the board of directors at its meeting on 1 March, and is subject to final approval by the annual general meeting on 12 April

Oxenøen, 7 February 2007

Norske Skog

Corporate communication

82-5226
07.02.2007

Message to Oslo Stock Exchange

New bond issue

Norske Skog has mandated Fokus Bank and DnB NOR to lead manage a new 5 year Norwegian bond issue. The issue will be for up to NOK 1.5 billion and will be used to refinance Norwegian bonds maturing in 2007.

Norske Skog aims to maintain a diversified debt portfolio where financing is obtained from several different sources. Bond issues in the Norwegian market have traditionally been an important source of financing for Norske Skog, which is among the largest issuers in this market.

Oxenøen, 7 February 2007

NORSKE SKOG

Corporate communication

END